Exhibit 99.3

ASSIGNMENT AGREEMENT

THIS ASSIGNMENT AGREEMENT dated as of August 15, 2008, is entered into by and between FORBES MEDI-TECH (RESEARCH), INC., of 10931 North Torrey Pines Road, La Jolla, California, 92037, USA (“Assignor”) and TRANSITION THERAPEUTICS INC., of 101 College Street, Suite 220, Toronto, Ontario, M5G 1L7 (“Assignee”).  Assignor and Assignee are each sometimes referred to herein as a “Party” and collectively as the “Parties” to this Agreement.

WHEREAS:

A.

Assignor is the owner of certain intellectual property relating to Compounds (defined below); and

B.

Assignor wishes to sell, assign, and transfer all its right, title and interests in such intellectual property to Assignee.

NOW THEREFORE IN CONSIDERATION of the foregoing and the covenants and agreements herein contained the Parties hereto agree as follows:

Article 1 - Interpretation

1.1

For purposes of this Agreement, the following words and phrases shall have the following meanings:

“Affiliate” means, with respect to any person, any other person that controls or is controlled by or is under common control with the referent person.  For purposes of this definition, “control” means (a) ownership of fifty percent (50%) or more of the shares of stock entitled to vote for the election of directors in the case of a corporation, fifty percent (50%) or more of the equity interests in the case of any other type of legal entity, (b) status as a general partner in any partnership, or (c) any other arrangement whereby a person controls or has the right to control the board of directors of a corporation or equivalent governing body of an entity.

“Agreement” means this agreement, including its recitals and schedule.

“Assigned Intellectual Property” means intellectual property of any nature and kind including all domestic and foreign trade-marks, business names, trade names, domain names, trading styles, patents, trade secrets, software, industrial designs and copyrights, whether registered or unregistered, and all applications for registration thereof, and inventions (whether or not patentable), works of authorship, formulae, product formulations, processes and processing methods, technology and techniques and know-how owned or controlled by the Assignor related to the Compounds, and all scientific data and study results related to the Compounds including without limitation, Assigned Patents, Compounds, Assignor Know-How and Assignor Books and Records.

“Assigned Patents” means patent rights of the Assignor to the subject matter claimed in or covered by:

(i)

all patents and patent applications listed in Schedule “A”;

(ii)

all patents issued from the applications listed in Schedule “A”;

(iii)

all patents and patent applications claiming or corresponding to the priorities, of any of the foregoing in any jurisdictions;

(iv)

any renewals, reissues, term extensions, supplementary protection certificates and the like, confirmations, substitutions, registrations, reexaminations, continuations, continued prosecutions, continuations-in-part or divisions of or to any of the foregoing; and

(v)

such other statutory or common law protection as may be available to the Assignor in connection with its rights and ownership of the subject matter of (i) to (iv).

“Assignor Books and Records” means all books, records, files, documents, data, information and correspondence, including general correspondence and, to the extent not originals, true and complete copies of all files relating to the filing, prosecution, issuance, maintenance, enforcement and/or defense of any Assigned Intellectual Property, whether on paper or in electronic format owned by Assignor.

“Assignor Know-How” shall mean any and all know-how, product specifications, processes, product designs, plans, trade secrets, ideas, concepts, inventions, manufacturing, engineering and other manuals and drawings, standard operating procedures, raw data, screening methods and hits, research and development, formulae, flow diagrams, chemical, pharmacological, toxicological, pharmaceutical, physical, analytical, stability, safety, quality assurance, quality control and clinical data or information, technical information, research records or information, and all other confidential or proprietary technical and business information, that is currently owned, leased, licensed or controlled by Assignor or any of its Affiliates and which is related to, or is necessary for, the research and development of, or the use, manufacture or sale of the Compounds.  For the sake of clarity, none of the foregoing information shall be included in Assignor Know-How to the extent that such information is covered by any claim of any Assignor Patent Rights.

“Compound” means any of the following:

(i)

All VPAC-2 Agonist Peptides binding to the same ligand including all derivatives and analogues thereof;

(ii)

All myriocin/ISP-1 analogues which act as serine palmitoyl transferase (SPT) inhibitors including all derivatives and analogues thereof; and

(iii)

All inhibitors of the ACC-2 family of enzymes including all derivatives and analogues thereof.

“Compound Class” means each of the three classes of Compounds defined above in paragraphs (i), (ii) and (iii).

“Contingent Consideration” means one or more payments to the Assignor by the Assignee pursuant to Subsections 3.1(b) and (c).

“Current Market Price” means the volume weighted average trading price of the Transition Shares, calculated by dividing the total value by the total volume of securities traded on The Toronto Stock Exchange (“TSX”), or, if not then traded on the TSX, on the principal trading market for the Transition Shares, for the five trading days immediately preceding the date each respective milestone in Subsections 3.1(b) and (c) is met.

“Effective Date” means the date set forth in the caption above.

“FDA” means the United States Food and Drug Administration.

“NDA” means a New Drug Application, filed with the FDA.

“Reorganization Agreement” means the Agreement and Plan of Reorganization by and among Forbes Medi-Tech, Inc., Forbes Medi-Tech (Research) Inc., TheraPei Pharmaceuticals, Inc., and John J. Nestor, Jr. as Stockholder representative dated as of October 24, 2006.

“Transition Shares” means the fully-paid and non-assessable common shares in the capital of Transition Therapeutics Inc. or a successor entity thereto provided that such successor entity’s common shares are listed on a national Canadian or U.S. stock exchange.

1.2

All references to currency herein are to lawful money of the United States.

Article 2 – Assignment

2.1

Assignor hereby sells, assigns, transfers and otherwise conveys to the Assignee its entire property, right, title, and interest in and to the Assigned Intellectual Property including the right to sue at law in Assignee’s own name for an infringement of an Assigned Intellectual Property.

2.2

Assignor hereby declares and confirms that on and from the Effective Date hereof it has no property, right, title, interests whatsoever, into, over or upon the Assigned Intellectual Property hereby assigned to the Assignee.

2.3

Assignor further declares and confirms that it shall not at any time hereafter claim or purport to claim directly or indirectly in any manner whatsoever any right, title, interests into, over or upon the Assigned Intellectual Property hereby assigned to the Assignee.

2.4

At the request of Assignee, the Assignor agrees to execute and deliver any and all such instruments and papers as may be from time-to-time considered reasonably necessary by the Assignee to accomplish or confirm the assignment or to transfer and vest title in the Assigned Patents to the Assignee or its Affiliates.

2.5

Assignor agrees that at the expense of Assignee, it will provide such reasonable assistance and cooperation to Assignee as Assignee may reasonably request in respect of the prosecution and maintenance of the Assigned Patents, and any oppositions, interferences, or other proceedings relating to the Assigned Patents.

2.6

Assignor shall ensure that Assignee and its Affiliates shall have no liability to make any payments or perform any acts as a result of any obligations of Assignor under any agreements with other parties, including without limitation any agreements between or among Assignor and/or its Affiliates and John Nestor and/or Therapei Pharmaceuticals Inc. In particular, Assignor acknowledges and agrees that neither Assignee nor any of its Affiliates, successors, subsequent transferees, assignees, licensees or sublicensees shall assume any obligations and shall have no liability under the Reorganization Agreement including without limitation, the obligations to make any payments in Section 1.9 thereof.

Article 3 – Consideration

3.1

Subject to the terms of this Agreement, in consideration of the assignment of Assigned Intellectual Property to Assignee, Assignee will pay to Assignor the following:

(a)

Nine hundred and ten thousand dollars ($910,000) on the Effective Date.

(b)

Contingent Consideration totaling one million dollars ($1,000,000) upon the dosing of the first patient in the first FDA Phase II clinical trial, for any Compound disclosed in an Assigned Patent or derived from or included in Assigned Intellectual Property.

(c)

Contingent Consideration totaling one million dollars ($1,000,000) upon the filing and acceptance of the first NDA filed with the FDA for any Compound disclosed in an Assigned Patent or derived from or included in Assigned Intellectual Property.

Each Contingent Consideration payment in Subsections 3.1 (b) and (c) will only be payable once in respect of each of the three Compound Classes and hence Contingent Consideration shall never exceed $6,000,000 in the aggregate under this Agreement.  Assignor may assign or distribute the right to Contingent Consideration Payments to its shareholders or designate one or more designees to receive Contingent Consideration, including Transition Shares, if any, subject to compliance with applicable laws.

3.2

The Contingent Consideration set out in Subsections 3.1 (b) and (c) may be in the form of cash or Transition Shares (or a combination thereof) at the sole discretion of the Assignee. Should the Assignee elect to issue Transition Shares to the Assignor or any designee of the Assignor designated by the Assignor in writing in respect of any such payments, the Transition Shares shall be issued at a deemed price equivalent to the then Current Market Price of the Transition Shares. The Contingent Consideration payments are payable within thirty (30) days of the achievement of the milestone in Subsections 3.1 (b) and (c).

Any Transition Shares issued pursuant to Subsections 3.1 (b) or (c) shall be fully paid and non-assessable, free and clear of any and all liens, encumbrances, rights or options, and subject to any resale restriction periods imposed by applicable law. Any certificates issued will be legended in compliance with law and stock exchange rules. The current legends, if such shares were issued today, are set out below.

Assignor understands and acknowledges that any Transition Shares will be issued in reliance on a private placement exemption to and similar exemptions under state law.

Assignor is an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act of 1933 (the “1933 Act”).  To the extent any Transition Shares are issued, Assignor or its designee will acquire the Transition Shares as principal for its own account and not with a view to any resale, distribution or other disposition of the Transition Shares, in violation of United States securities laws.

Assignor understands and acknowledges that the Transition Shares will not be registered under the 1933 Act or the securities laws of any state of the United States, and are therefore “restricted securities” within the meaning of Rule 144 under the 1933 Act, and that if in the future it shall decide to resell, pledge or otherwise transfer such Transition Shares, the same may be resold, pledged or otherwise transferred only (A) to the Assignee, (B) outside the United States, in accordance with Rule 904 of Regulation S under the 1933 Act (“Regulation S”) and in compliance with applicable local laws and regulations, or (C) in a transaction that does not require registration under the 1933 Act or any applicable United States state securities laws. Assignor understands that if it or any of its designees, if any, is in the United States or is a U.S. person (as defined under Rule 902(k) of Regulation S) at the time of original issuance of the Transition Shares, the certificates representing the Transition Shares, and all certificates issued in exchange therefor or in substitution thereof, shall bear on the face of such certificates the following legend:

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT DATE THAT IS FOUR MONTHS AND A DAY AFTER THE DATE OF ISSUE].

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE ("TSX"); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON THE TSX.

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF TRANSITION THERAPEUTICS INC. THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO TRANSITION THERAPEUTICS INC., (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, OR (C) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS.

provided, that if the Transition Shares are being sold in compliance with the requirements of Rule 904 of Regulation S, and provided that Assignee is a “foreign issuer” within the meaning of Regulation S at the time of sale, the above legend may be removed by providing a declaration to Assignee to the following effect (or as Assignee may prescribe from time to time):

“The undersigned (A) acknowledges that the sale of the securities to which this declaration relates is being made in reliance on Rule 904 of Regulation S (“Regulation S”) under the U.S. Securities Act of 1933, as amended (the “1933 Act”), and (B) certifies that (1) it is not an “affiliate” (as defined in Rule 405 under the 1933 Act) of Transition Therapeutics Inc., (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States or (b) the transaction was executed on or through the facilities of the Toronto Stock Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any person acting on its behalf has engaged or will engage in any directed selling efforts in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as that term is defined in Rule 144(a)(3) under the 1933 Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of Regulation S with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the 1933 Act.  Terms used herein have the meanings given to them by Regulation S.”

If the Assignor or any of its designees, if any, is not in the United States and it not a U.S. person, the certificates representing the Transition Shares will not bear any U.S. restrictive legend when issued in accordance with Rule 903(b)(1) of Regulation S.

Notwithstanding anything contained in this Agreement, including, without limitation, this Article 3, the Assignor shall not be entitled to, and the Assignee will not deliver, fractions of Transition Shares.

3.3

The obligations of Assignee in Sections 3.1 and 3.2 to make payments to the Assignor are conditional on the performance or compliance by the Assignor of the following at or prior to the Effective Date:

(a)

an Asset Purchase Agreement between Assignor and Transition Therapeutics (USA) Inc. will have been executed and delivered;

(b)

Assignments in the form attached hereto as Schedule B will have been executed and delivered; and

(c)

Confirmations of No Interest in the form attached hereto as Schedule C executed by each Company Stockholder as defined in the Reorganization Agreement will have been delivered.

3.4

Assignee does not assume and will not be liable for any obligations or liabilities of the Assignor whatsoever including, without limitation, any taxes under federal, state or provincial tax legislation or any other taxes whatsoever that may be or become payable by the Assignor including any income or corporation taxes resulting from or arising as a consequence of this Agreement or the assignment of the Assigned Intellectual Property.

Article 4 – Representations and Warranties

4.1

Assignor represents and warrants to the Assignee that:

(a)

Assignor is the exclusive owner of the Assigned Intellectual Property including without limitation the Assigned Patents and the inventions described and claimed therein and it has the right to assign the Assigned Intellectual Property as set out herein.

(b)

The Assigned Patents were properly filed and identify the true inventors in conformance with the rules and laws of the relevant patent jurisdictions, they are in good standing and have been diligently prosecuted, and Assignor has no knowledge of any defect in the preparation or filing of the Assigned Patents.

(c)

Each item of Assigned Intellectual Property is free and clear of any encumbrances and other than Assignor no parties have any rights to or in respect of the Assigned Intellectual Property. In particular, Assignor has not transferred ownership of, or granted any license of or right to use, or authorized the retention of any rights to use or joint ownership of, any Assigned Intellectual Property, to any other person.

(d)

None of the obligations under the Reorganization Agreement are or will at any time be owing by Assignee, its Affiliates, or by any successor of Assignee or by any assignee, licensee, sub-licensee or future interest holder in the Assigned Intellectual Property.

(e)

The Development Agreement referenced in Subsection 2.12(f) of the Reorganization Agreement has been terminated and no interests created pursuant to such agreement continue to exist and there are no monies owing to any party pursuant to such agreement.

(f)

All personnel, including employees, agents, consultants and contractors, who have contributed to or participated in the conception or development, or both of Assigned Intellectual Property on behalf of Assignor either (i) have been a party to “work-for-hire” arrangements or agreements with the Assignor in accordance with applicable laws that have accorded the Assignor full, effective, exclusive and original ownership of all tangible and intangible property thereby arising or (ii) have executed appropriate instruments of assignment in favor of the Assignor as assignee, that have conveyed to Assignor effective and exclusive ownership of all tangible and intangible property arising thereby.

(g)

None of the Assignor nor any of its Affiliates is a party to any contract or commitment to pay any royalty or other fee to make, have made, use, import, sell, have sold and or practice the Assigned Intellectual Property with the exception of the obligations of Forbes Medi-Tech, Inc., Assignor and/or their Affiliates to the Company Stockholders or shareholders under Section 1.9 of the  Reorganization Agreement which obligations are solely obligations of Forbes Medi-Tech, Inc., Assignor and/or their Affiliates.

(h)

All necessary consents, approvals, and authorizations of all government authorities and other persons required to be obtained by Assignor as of the Effective Date in connection with the execution, delivery and performance of this Agreement have been obtained.

(i)

Assignor is not a party to any action claim or lawsuit alleging and has no knowledge that a third party has an ownership interest in and to any Assigned Intellectual Property or that the use of the Assigned Intellectual Property infringes or will infringe the proprietary rights of any third party and that no misuse or misappropriation of the Assigned Intellectual Property has occurred or is occurring.

(j)

Assignor does not own or control any intellectual property rights other than the Assigned Intellectual Property which are necessary or desirable to enable Assignee to make, have made, use, import, sell, have sold and or practice the technology covered by the Assigned Intellectual Property.

4.2

Subject to Section 4.1, Assignor provides no representations or warranties to Assignee that any claims in the Assigned Patents will validly grant, will survive a third party validity challenge, or will grant with a scope which is broad enough to cover the Compounds.  Further, the Assignor provides no representations or warranties to Assignee that the Compounds will not infringe the patent claims of third parties.

Article 5 – Indemnification

5.1

Assignor agrees to indemnify and save harmless Assignee and its Affiliates and each of their respective directors, officers, employees, advisors, shareholders, representatives, agents, successors and assigns (the “Indemnitees”) from and against any and all losses, damages, liabilities, settlements, penalties, fines, costs and expenses (including, without limitation, reasonable attorneys' fees and expenses) that may be instituted against Assignee or its Affiliates arising from a material breach of any representation and warranty or covenant of the Assignor or its Affiliates under this Agreement, provided that in no event shall Assignor be liable to indemnify the Indemnitees, severally or in the aggregate, for any amount in excess of the consideration actually paid to the Assignor pursuant to section 3.1 hereof.

Article 6 – General

6.1

This Agreement shall enure to the benefit of and be binding upon the respective Parties hereto and their respective successors and assigns.

6.2

After the Effective Date, Assignor shall not, without the prior written consent of Assignee, disclose to any person confidential information relating to or concerning the Assigned Intellectual Property, unless Assignor has been advised by counsel that disclosure is required to be made under applicable laws or the requirements of a securities exchange or another similar regulatory body. In the event that Assignor is requested or required by documents subpoena, civil investigative demand, interrogatories, requests for information, or other similar process to disclose any information relating to or concerning the Assigned Intellectual Property, Assignor shall provide Assignee with  prompt notice of such request or demands or other similar process so that the Assignee may seek an appropriate protective order or, if such request, demand or other similar process is mandatory, waive Assignor's compliance with the provisions of this Section 6.2 as appropriate. The term confidential information as used in this Section 6.2 does not include information which becomes generally available to the public through no fault of Assignor.

6.3

No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver constitute a continuing waiver unless otherwise expressly provided.

6.4

In the event that any provision of this Agreement is determined to be invalid or unenforceable by a court of competent jurisdiction in any jurisdiction, that provision shall be deemed to be severed herefrom and the remainder of the Agreement shall remain in full force and effect without said provision in said jurisdiction and such determination shall not affect the validity or enforceability of such Article or the Agreement in any other jurisdiction. The Parties shall in good faith negotiate a substitute clause for any provision declared invalid or unenforceable, which shall most nearly approximate the intent of the Parties in entering this Agreement.

6.5

The Parties hereto acknowledge that this Agreement and its Schedules set forth the entire agreement and understanding of the Parties hereto as to the subject matter hereof, and supersede all prior discussions, agreements and writings in respect hereto.

6.6

This Agreement may be executed in counterparts, each of which shall be deemed an original and which together shall constitute one and the same instrument.

6.7

This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the Parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

6.8

No amendment, supplement or waiver of any provision of this Agreement shall be binding on any Party unless consented to in writing by such Party.

6.9

The Parties will cooperate and execute such further assurances and documents and do such things as may be necessary to implement this Agreement.

6.10

Forbes Medi-Tech, Inc. unconditionally guarantees Assignor’s performance and discharge of all Assignor’s obligations and liabilities under this Agreement, and agrees to be bound by all the terms and conditions of this Agreement.

6.11

For greater certainty, the Assignee acknowledges and agrees that the Contingent Consideration will be payable by it to the Assignor hereunder regardless of whether the milestone described in section 3.1(b) or (c) is achieved by or for the benefit of the Assignee, its Affiliates, or by any successor of any of them or by any other assignee, licensee, sub-licensee or other future interest holder in the Assigned Intellectual Property, and Assignee shall at all times take all such steps as may be necessary in order to ensure that it is promptly notified upon the occurrence of each such event.

6.12

The rights and remedies of the parties under this Agreement are cumulative and are in addition to, and not in substitution for, any other rights and remedies available at law or in equity or otherwise, and no single or partial exercise by a party of any right or remedy precludes or otherwise affects the exercise of any other right or remedy to which that party may be entitled; provided however, that in no event shall the Assignor’s total liability to the Assignee Indemnitees under or in respect of this Agreement, whether for indemnification, breach of contract or representation or warranty, or otherwise, exceed the amount of the consideration actually paid to the Assignor pursuant to section 3.1 hereof.

6.13

Delivery of an executed signature page to this Agreement or any Schedule hereto by any party by electronic transmission will be as effective as delivery of a manually executed copy of this Agreement by such party.

IN WITNESS WHEREOF, the Parties have executed this Agreement on the Effective Date.

TRANSITION THERAPEUTICS INC.

Per:	/s/ Tony Cruz
Dr. Tony Cruz, Chairman & CEO
c/s
Per:	/s/ Elie Farah
Mr. Elie Farah, President & CFO

FORBES MEDI-TECH (RESEARCH), INC.

Per:	/s/ Charles A Butt

c/s
Per:	/s/ David Goold

FORBES MEDI-TECH, INC.

(as a guarantor of Assignor’s performance of this Agreement pursuant to Section 6.10)
Per:	/s/ Charles A Butt

c/s
Per:	/s/ David Goold

Schedule A

Assigned Patent Rights

Title	Country	Filing Date	Application No.	Date Issued	Patent No.
Vasoactive Intestinal Polypeptide Pharmaceuticals	United States	10/08/2004	60/617,500
Vasoactive Intestinal Polypeptide Pharmaceuticals	United States	10/07/2005	11/245,499
Vasoactive Intestinal Polypeptide Pharmaceuticals	United States	04/10/2006	11/279,238
Vasoactive Intestinal Polypeptide Pharmaceuticals	United States	10/06/2006	11/539,613
Vasoactive Intestinal Polypeptide Pharmaceuticals	United States	10/09/2007	11/869,032
Vasoactive Intestinal Polypeptide Pharmaceuticals	WIPO	10/07/2005	PCT/US2005/036235
Vasoactive Intestinal Polypeptide Pharmaceuticals	Australia	10/07/2005	2005294125
Vasoactive Intestinal Polypeptide Pharmaceuticals	Brazil	10/07/2005	PI05161266
Vasoactive Intestinal Polypeptide Pharmaceuticals	Canada	10/07/2005	2,584,095
Vasoactive Intestinal Polypeptide Pharmaceuticals	Europe	10/07/2005	05806444.5
Vasoactive Intestinal Polypeptide Pharmaceuticals	Israel	10/07/2005	182342
Vasoactive Intestinal Polypeptide Pharmaceuticals	India	10/07/2005	2608/DELNP/2007
Vasoactive Intestinal Polypeptide Pharmaceuticals	Japan	10/07/2005	2007-535856
Vasoactive Intestinal Polypeptide Pharmaceuticals	China	10/07/2005	200580039056.7
Vasoactive Intestinal Polypeptide Pharmaceuticals	Hong Kong	10/07/2005	08103883.6
Vasoactive Intestinal Polypeptide Pharmaceuticals	South Korea	10/07/2005	10-2007-7008327
Vasoactive Intestinal Polypeptide Pharmaceuticals	Mexico	10/07/2005	Mx/a/2007/00416
Vasoactive Intestinal Polypeptide Pharmaceuticals	WIPO	10/06/2006	PCT/US2006/039267
Vasoactive Intestinal Polypeptide Pharmaceuticals)	Canada	10/06/2006	TBD
Vasoactive Intestinal Polypeptide Pharmaceuticals	Europe	10/06/2006	06816480.5
Vasoactive Intestinal Polypeptide Pharmaceuticals	United States	05/08/2008	12/093,195
Vasoactive Intestinal Polypeptide Pharmaceuticals	WIPO	10/08/2007	PCT/US2007/080738

Title	Country	Filing Date	Application No.	Date Issued	Patent No.
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	United States	10/12/2004	60/617,911
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	United States	03/23/2005	60/664,835
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	United States	03/23/2005	60/664,919
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	United States	06/23/2005	60/693,463
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	United States	10/12/2005	11/248,491	03/13/2007	7,189,748
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	United States	12/29/2006	11/618,120
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	WIPO	10/12/2005	PCT/US2005/036702
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	Australia	10/12/2005	2005295080
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	Brazil	10/12/2005	PI05159920
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	Canada	10/12/2005	2,583,947

Title	Country	Filing Date	Application No.	Date Issued	Patent No.
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	China	10/12/2005	200580039238.4
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	Europe	10/12/2005	05809923.5
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	Israel	10/12/2005	182443
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	India	10/12/2005	2662/DELNP/2007
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	Japan	10/12/2005	2007-536845
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	Mexico	10/12/2005	Mx/a/2007/004262
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	South Korea	10/12/2005	10-2007-7008297
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	United States	09/07/2006	60/824,897
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	WIPO	09/07/2007	PCT/US2007/077884
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	United States	09/07/2007	11/851,935

Title	Country	Filing Date	Application No.	Date Issued	Patent No.
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	United States	10/12/2006	60/829,277
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	WIPO	10/12/2007	PCT/US2007/081303
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	United States	10/12/2007	11/871,720
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy	WIPO	12/28/2007	PCT/US2007/089054

Schedule B

ASSIGNMENT

WHEREAS in accordance with an Assignment Agreement effective August 15, 2008, Forbes Medi-Tech (Research), Inc. 10931 North Torrey Pines Road, Suite 105, La Jolla, California, 92037 (hereinafter “ASSIGNOR”) assigned and transferred to Transition Therapeutics Inc., 101 College Street, Suite 220, Toronto, Ontario, M5G 1L7  (hereinafter “ASSIGNEE”) all its right, title and interest in and to the patents and patent applications listed in Exhibit A hereto and the inventions described and claimed therein, including any and all utility applications, divisions and continuations thereof, and any and all Letters Patent which may be granted from the applications, including any and all renewals, reissues, reexaminations and extensions thereof (hereinafter “Assigned Patents”);

AND WHEREAS ASSIGNOR wishes to confirm that it has assigned its entire right, title and interest in and to the Assigned Patents to ASSIGNEE.

NOW, WITNESSETH that for good and valuable consideration, the receipt whereof was and is acknowledged by ASSIGNOR, the ASSIGNOR by these presents hereby confirms that it assigned, sold and transferred to ASSIGNEE, its assigns and legal representatives, its entire and exclusive right, title and interest in and to said Assigned Patents, and in and to any and all priority and/or convention rights or benefits accruing or to accrue with respect to the filing or securing of patents in the United States and/or any countries foreign thereto, said ASSIGNEE, its assigns and legal representatives to have, hold, exercise, and enjoy said Assigned Patents, with all the rights, powers, privileges and advantages in any way arising from or appertaining thereto, including all rights, if any, to sue for past infringement, for and during the term or terms of any and all Letters Patent when granted, including any and all renewals, reissues, reexaminations and extensions thereof, for the use and benefit of ASSIGNEE and its assigns and legal representatives, in as ample and beneficial a manner to all intents and purposes as the ASSIGNOR might or could have held or enjoyed the same, if the assignment had not been made.

AND ASSIGNOR confirms that it has agreed to execute all papers that may be necessary to file applications in the United States and foreign countries for said inventions and to assign its rights to same to said ASSIGNEE, its assigns and legal representatives and to execute any other papers that may be needed in connection with filing said applications and securing Letters Patents thereon.

AND ASSIGNOR authorizes and requests the Commissioner of Patents & Trademarks to issue any Letters Patent to ASSIGNEE, its assigns and legal representatives, in accordance herewith.

IN TESTIMONY WHEREOF this confirmatory assignment is executed by the ASSIGNOR this __________ day of August, 2008.

FORBES MEDI-TECH (RESEARCH), INC.

Per:

   ________

Name:

David Goold

Title:

Chief Financial Officer

Date:

August  ____, 2008

Exhibit A

Assigned Patent Rights

Title	Country	Filing Date	Application No.	Date Issued	Patent No.
Vasoactive Intestinal Polypeptide Pharmaceuticals	United States	10/08/2004	60/617,500
Vasoactive Intestinal Polypeptide Pharmaceuticals	United States	10/07/2005	11/245,499
Vasoactive Intestinal Polypeptide Pharmaceuticals	United States	04/10/2006	11/279,238
Vasoactive Intestinal Polypeptide Pharmaceuticals	United States	10/06/2006	11/539,613
Vasoactive Intestinal Polypeptide Pharmaceuticals	United States	10/09/2007	11/869,032
Vasoactive Intestinal Polypeptide Pharmaceuticals	WIPO	10/07/2005	PCT/US2005/036235
Vasoactive Intestinal Polypeptide Pharmaceuticals	Australia	10/07/2005	2005294125
Vasoactive Intestinal Polypeptide Pharmaceuticals	Brazil	10/07/2005	PI05161266
Vasoactive Intestinal Polypeptide Pharmaceuticals	Canada	10/07/2005	2,584,095
Vasoactive Intestinal Polypeptide Pharmaceuticals	Europe	10/07/2005	05806444.5
Vasoactive Intestinal Polypeptide Pharmaceuticals	Israel	10/07/2005	182342
Vasoactive Intestinal Polypeptide Pharmaceuticals	India	10/07/2005	2608/DELNP/2007
Vasoactive Intestinal Polypeptide Pharmaceuticals	Japan	10/07/2005	2007-535856
Vasoactive Intestinal Polypeptide Pharmaceuticals	China	10/07/2005	200580039056.7
Vasoactive Intestinal Polypeptide Pharmaceuticals	Hong Kong	10/07/2005	08103883.6
Vasoactive Intestinal Polypeptide Pharmaceuticals	South Korea	10/07/2005	10-2007-7008327
Vasoactive Intestinal Polypeptide Pharmaceuticals	Mexico	10/07/2005	Mx/a/2007/00416
Vasoactive Intestinal Polypeptide Pharmaceuticals	WIPO	10/06/2006	PCT/US2006/039267
Vasoactive Intestinal Polypeptide Pharmaceuticals)	Canada	10/06/2006	TBD
Vasoactive Intestinal Polypeptide Pharmaceuticals	Europe	10/06/2006	06816480.5
Vasoactive Intestinal Polypeptide Pharmaceuticals	United States	05/08/2008	12/093,195
Vasoactive Intestinal Polypeptide Pharmaceuticals	WIPO	10/08/2007	PCT/US2007/080738

Title	Country	Filing Date	Application No.	Date Issued	Patent No.
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	United States	10/12/2004	60/617,911
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	United States	03/23/2005	60/664,835
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	United States	03/23/2005	60/664,919
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	United States	06/23/2005	60/693,463
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	United States	10/12/2005	11/248,491	03/13/2007	7,189,748
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	United States	12/29/2006	11/618,120
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	WIPO	10/12/2005	PCT/US2005/036702
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	Australia	10/12/2005	2005295080
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	Brazil	10/12/2005	PI05159920
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	Canada	10/12/2005	2,583,947

Title	Country	Filing Date	Application No.	Date Issued	Patent No.
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	China	10/12/2005	200580039238.4
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	Europe	10/12/2005	05809923.5
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	Israel	10/12/2005	182443
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	India	10/12/2005	2662/DELNP/2007
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	Japan	10/12/2005	2007-536845
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	Mexico	10/12/2005	Mx/a/2007/004262
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	South Korea	10/12/2005	10-2007-7008297
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	United States	09/07/2006	60/824,897
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	WIPO	09/07/2007	PCT/US2007/077884
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	United States	09/07/2007	11/851,935

Title	Country	Filing Date	Application No.	Date Issued	Patent No.
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	United States	10/12/2006	60/829,277
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	WIPO	10/12/2007	PCT/US2007/081303
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	United States	10/12/2007	11/871,720
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy	WIPO	12/28/2007	PCT/US2007/089054

Schedule C

CONFIRMATION OF NO INTEREST

TO:

      Transition Therapeutics Inc.

AND TO:

Forbes Medi-Tech Inc. and Forbes Medi-Tech (Research) Inc.

IN CONSIDERATION of Ten Dollars ($10.00) and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned confirms the following:

(a)

The undersigned is aware that Transition Therapeutics Inc. (“Transition”) pursuant to an Assignment Agreement is acquiring from Forbes Medi-Tech (Research) Inc. (“Assignor”) certain Assigned Intellectual Property as defined in the Assignment Agreement and as described in Exhibit A hereto.

(b)

None of the obligations under the Agreement and Plan of Reorganization (the “Reorganization Agreement”) dated as of October 24, 2006 among Forbes Medi-Tech, Inc., Forbes Medi-Tech (Research) Inc., Therapei Pharmaceuticals, Inc. and John J. Nestor, Jr. as stockholder representative, are or will at any time be owing by Transition, its Affiliates, or by any successor of Transition or by any assignee, licensee, sub-licensee or future interest holder in the Assigned Intellectual Property (Transition, its affiliates, successors etc referred to herein as “Transition Parties”).

(c)

The undersigned is not aware of any other parties with any interests in, encumbrances over, or entitlement to any aspect of the Assigned Intellectual Property now or in the future.

(d)

The undersigned shall not at any time hereafter claim or purport to claim directly or indirectly in any manner whatsoever any right, title, interests into, over or upon the Assigned Intellectual Property assigned to Transition.

(e)

The undersigned, their successors, and assigns as applicable, (i) release and discharge the Transition Parties from any obligations under, arising out of, in connection with or relating to the Reorganization Agreement or otherwise and acknowledge and agree that the Transition Parties have no present or future obligations thereunder, and (ii) acknowledge that they have no claims (contingent or otherwise) against the Transition Parties in respect of the Reorganization Agreement or otherwise and hereby forever and irrevocably release the Transition Parties from and against any and all suits, claims, causes of action, or demands under, arising out of,  in connection with, or relating to the Reorganization Agreement or otherwise, which have been or could have been asserted by them or another party, and with respect to all debts, costs, expenses, damages, losses, injuries, and liabilities, of whatever kind or nature, in law or in equity, related thereto.  These releases represent full and final releases and discharges of all obligations, suits, claims, actions, demands, debts, costs etc. which the undersigned may have against the Transition Parties.

(f)

This agreement shall survive for a period of thirty (30) years from the date of signature of this agreement.

DATED at __________________ as of the _____ day of August, 2008.

(witness)
Company Stockholder

Exhibit A

Assigned Intellectual Property

“Assigned Intellectual Property” means intellectual property of any nature and kind including all domestic and foreign trade-marks, business names, trade names, domain names, trading styles, patents, trade secrets, software, industrial designs and copyrights, whether registered or unregistered, and all applications for registration thereof, and inventions (whether or not patentable), works of authorship, formulae, product formulations, processes and processing methods, technology and techniques and know-how owned or controlled by the Assignor related to the Compounds, and all scientific data and study results related to the Compounds including without limitation, Assigned Patents, Compounds, Assignor Know-How and Assignor Books and Records.

“Assigned Patents” means patent rights of the Assignor to the subject matter claimed in or covered by:

(i)

all patents and patent applications listed in Schedule “A”;

(ii)

all patents issued from the applications listed in Schedule “A”;

(vi)

all patents and patent applications claiming or corresponding to the priorities, of any of the foregoing in any jurisdictions;

(vii)

any renewals, reissues, term extensions, supplementary protection certificates and the like, confirmations, substitutions, registrations, reexaminations, continuations, continued prosecutions, continuations-in-part or divisions of or to any of the foregoing; and

(viii)

such other statutory or common law protection as may be available to the Assignor in connection with its rights and ownership of the subject matter of (i) to (iv).

“Assignor Books and Records” means all books, records, files, documents, data, information and correspondence, including general correspondence and, to the extent not originals, true and complete copies of all files relating to the filing, prosecution, issuance, maintenance, enforcement and/or defense of any Assigned Intellectual Property, whether on paper or in electronic format owned by Assignor.

“Assignor Know-How” shall mean any and all know-how, product specifications, processes, product designs, plans, trade secrets, ideas, concepts, inventions, manufacturing, engineering and other manuals and drawings, standard operating procedures, raw data, screening methods and hits, research and development, formulae, flow diagrams, chemical, pharmacological, toxicological, pharmaceutical, physical, analytical, stability, safety, quality assurance, quality control and clinical data or information, technical information, research records or information, and all other confidential or proprietary technical and business information, that is currently owned, leased, licensed or controlled by Assignor or any of its Affiliates and which is related to, or is necessary for, the research and development of, or the use, manufacture or sale of the Compounds.  For the sake of clarity, none of the foregoing information shall be included in Assignor Know-How to the extent that such information is covered by any claim of any Assignor Patent Rights.

“Compound” means any of the following:

(iv)

All VPAC-2 Agonist Peptides binding to the same ligand including all derivatives and analogues thereof;

(v)

All myriocin/ISP-1 analogues which act as serine palmitoyl transferase (SPT) inhibitors including all derivatives and analogues thereof; and

(vi)

All inhibitors of the ACC-2 family of enzymes including all derivatives and analogues thereof.

Schedule A

Assigned Patent Rights

Title	Country	Filing Date	Application No.	Date Issued	Patent No.
Vasoactive Intestinal Polypeptide Pharmaceuticals	United States	10/08/2004	60/617,500
Vasoactive Intestinal Polypeptide Pharmaceuticals	United States	10/07/2005	11/245,499
Vasoactive Intestinal Polypeptide Pharmaceuticals	United States	04/10/2006	11/279,238
Vasoactive Intestinal Polypeptide Pharmaceuticals	United States	10/06/2006	11/539,613
Vasoactive Intestinal Polypeptide Pharmaceuticals	United States	10/09/2007	11/869,032
Vasoactive Intestinal Polypeptide Pharmaceuticals	WIPO	10/07/2005	PCT/US2005/036235
Vasoactive Intestinal Polypeptide Pharmaceuticals	Australia	10/07/2005	2005294125
Vasoactive Intestinal Polypeptide Pharmaceuticals	Brazil	10/07/2005	PI05161266
Vasoactive Intestinal Polypeptide Pharmaceuticals	Canada	10/07/2005	2,584,095
Vasoactive Intestinal Polypeptide Pharmaceuticals	Europe	10/07/2005	05806444.5
Vasoactive Intestinal Polypeptide Pharmaceuticals	Israel	10/07/2005	182342
Vasoactive Intestinal Polypeptide Pharmaceuticals	India	10/07/2005	2608/DELNP/2007
Vasoactive Intestinal Polypeptide Pharmaceuticals	Japan	10/07/2005	2007-535856
Vasoactive Intestinal Polypeptide Pharmaceuticals	China	10/07/2005	200580039056.7
Vasoactive Intestinal Polypeptide Pharmaceuticals	Hong Kong	10/07/2005	08103883.6
Vasoactive Intestinal Polypeptide Pharmaceuticals	South Korea	10/07/2005	10-2007-7008327
Vasoactive Intestinal Polypeptide Pharmaceuticals	Mexico	10/07/2005	Mx/a/2007/00416
Vasoactive Intestinal Polypeptide Pharmaceuticals	WIPO	10/06/2006	PCT/US2006/039267
Vasoactive Intestinal Polypeptide Pharmaceuticals)	Canada	10/06/2006	TBD
Vasoactive Intestinal Polypeptide Pharmaceuticals	Europe	10/06/2006	06816480.5
Vasoactive Intestinal Polypeptide Pharmaceuticals	United States	05/08/2008	12/093,195
Vasoactive Intestinal Polypeptide Pharmaceuticals	WIPO	10/08/2007	PCT/US2007/080738

Title	Country	Filing Date	Application No.	Date Issued	Patent No.
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	United States	10/12/2004	60/617,911
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	United States	03/23/2005	60/664,835
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	United States	03/23/2005	60/664,919
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	United States	06/23/2005	60/693,463
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	United States	10/12/2005	11/248,491	03/13/2007	7,189,748
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	United States	12/29/2006	11/618,120
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	WIPO	10/12/2005	PCT/US2005/036702
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	Australia	10/12/2005	2005295080
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	Brazil	10/12/2005	PI05159920
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	Canada	10/12/2005	2,583,947

Title	Country	Filing Date	Application No.	Date Issued	Patent No.
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	China	10/12/2005	200580039238.4
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	Europe	10/12/2005	05809923.5
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	Israel	10/12/2005	182443
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	India	10/12/2005	2662/DELNP/2007
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	Japan	10/12/2005	2007-536845
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	Mexico	10/12/2005	Mx/a/2007/004262
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	South Korea	10/12/2005	10-2007-7008297
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	United States	09/07/2006	60/824,897
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	WIPO	09/07/2007	PCT/US2007/077884
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	United States	09/07/2007	11/851,935

Title	Country	Filing Date	Application No.	Date Issued	Patent No.
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	United States	10/12/2006	60/829,277
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	WIPO	10/12/2007	PCT/US2007/081303
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy/Treating Metabolic Syndrome and Inflammation	United States	10/12/2007	11/871,720
Compounds and Methods for Treating Insulin Resistance and Cardiomyopathy	WIPO	12/28/2007	PCT/US2007/089054